SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: April 27, 2018

List of materials

Documents attached hereto:

i) Press release Announcement: Adjustment of Conversion Price of 130% Callable Unsecured Convertible Bonds with Stock Acquisition Rights (6th Series)

April 27, 2018
Sony Corporation

Adjustment of Conversion Price of 130%
Callable Unsecured Convertible Bonds with
Stock Acquisition Rights (6th Series)

Sony Corporation hereby announces an adjustment to the conversion price of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause) (the "Convertible Bonds") issued by of Sony Corporation as follows:

1.	Adjustment of Conversion Price

(Name of issue)	(Conversion price prior to adjustment)	(Conversion price after adjustment)
Sony Corporation 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause)	¥5,008	¥5,005.6

2.	Effective Date

Effective as of May 10, 2018.

3.	Reason for Adjustment

At a meeting held today, the Board of Directors approved a year-end dividend of ¥15 per share for the fiscal year ended March 31, 2018.  Accordingly, payment of the annual dividend for the fiscal year ended March 31, 2018 (¥27.5 per share, including the interim dividend of ¥12.5 per share) falls under "Implementation of Special Dividends" as set forth in the terms and conditions the Convertible Bonds, requiring the adjustment of the conversion price of the Convertible Bonds in accordance with such terms and conditions.  As a result, the conversion price will be adjusted as provided in Item 1 above.

End of Document

 EOF